Exhibit 99.1

JIANGSU YITONG HIGH-TECH CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jiangsu Yitong High-tech Co., Ltd

We have audited the accompanying consolidated balance sheets of Jiangsu Yitong High-tech Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, changes in equity, and cash flows for the years ended December 31, 2023, 2024 and 2025, and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Convenience translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Auditor’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for the years ended December 31, 2023, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

/s/ BROOK & PARTNERS CPAs

We have served as the Company’s auditor since 2023.

Beijing, the People’s Republic of China

April 24, 2026

JIANGSU YITONG HIGH-TECH CO., LTD

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$Note2
ASSETS
Current assets
Cash and cash equivalents	229,364	252,717	36,138
Restricted cash	1,259	3,253	465
Notes receivable	766	558	80
Accounts receivable, net (net of allowance of RMB8,945, RMB7,998 as of December 31, 2024 and 2025, respectively)	121,488	80,926	11,572
Amounts due from related parties	18,318	12,724	1,820
Inventories, net	23,026	24,182	3,458
Installment payment receivables, net, current portion	33,189	25,460	3,641
Contract assets	6,598	19,420	2,777
Prepaid expenses and other current assets	17,853	6,014	860
Total current assets	451,861	425,254	60,811
Non-current assets
Installment payment receivables, net	22,387	12,595	1,801
Property and equipment, net	74,170	73,655	10,533
Intangible assets, net	45,735	39,563	5,657
Goodwill	30,954	30,954	4,426
Deferred tax assets	15,920	16,108	2,303
Operating lease right-of-use assets, net	957	1,143	163
Other non-current assets	4,225	1,754	251
Total non-current assets	194,348	175,772	25,134
Total assets	646,209	601,026	85,945
LIABILITIES
Current liabilities
Short-term bank borrowing	1,103	—	—
Notes payable	4,009	5,793	828
Accounts payable	49,094	16,535	2,364
Advance from customers	3,998	3,230	462
Income tax payable	4,163	1,878	269
Accrued expenses and other current liabilities	26,055	29,706	4,248
Amounts due to related parties	43,965	68,966	9,862
Total current liabilities	132,387	126,108	18,033
Non-current liabilities
Deferred revenue	3,660	1,158	166
Amounts due to related parties, non-current	22	397	57
Deferred tax liabilities	264	288	41
Long-term bank borrowing	8,898	—	—
Other non-current liabilities	736	92	13
Total non-current liabilities	13,580	1,935	277
Total liabilities	145,967	128,043	18,310
Equity
Ordinary shares	303,930	303,930	43,461
Additional paid-in capital	55,545	55,200	7,893
Accumulated retained earnings	123,127	93,340	13,347
Total Jiangsu Yitong High-tech Co., Ltd shareholders’ equity	482,602	452,470	64,701
Noncontrolling interest	17,640	20,513	2,934
Total equity	500,242	472,983	67,635
Total liabilities and equity	646,209	601,026	85,945

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$Note2
Revenues (including RMB89,235, RMB50,970 and RMB117,018 with related parties for the years ended December 31, 2023, 2024 and 2025, respectively)	179,446	99,693	188,218	26,915
Cost of revenues (including RMB62,597, RMB33,652 and RMB76,728 resulting from related party sales for the years ended December 31, 2023, 2024 and 2025, respectively)	(127,851)	(69,702)	(118,693)	(16,973)
Gross profit	51,595	29,991	69,525	9,942
Selling and marketing expenses	(1,717)	(2,367)	(11,217)	(1,604)
General and administrative expenses	(18,176)	(26,407)	(26,371)	(3,771)
Research and development expenses	(53,144)	(55,862)	(66,220)	(9,469)
Total operating expenses	(73,037)	(84,636)	(103,808)	(14,844)
Operating income/(loss)	(21,442)	(54,645)	(34,283)	(4,902)
Interest income	9,043	6,644	5,566	796
Interest expenses	(31)	(64)	(252)	(36)
Other income, net	5,411	7,349	3,892	557
Loss before income tax expenses	(7,019)	(40,716)	(25,077)	(3,585)
Income tax benefits/(expenses)	6,463	1,852	(1,837)	(263)
Net (loss)	(556)	(38,864)	(26,914)	(3,848)
Less: Net income attributable to noncontrolling interest	—	—	2,873	411
Net (loss) attributable to Jiangsu Yitong High-tech Co., Ltd	(556)	(38,864)	(29,787)	(4,259)
Net (loss) per share
Basic and diluted	(0.002)	(0.128)	(0.098)	(0.014)

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

					Total Jiangsu
			Additional	Accumulated	Yitong		Total
	Ordinary Shares		Paid-in	Retained	Shareholders’	Noncontrolling	Shareholders’
	Shares	Amount	Capital	Earnings	Equity	Interest	Equity
As of January 1, 2023	302,675,973	302,676	49,183	165,277	517,136	—	517,136
Capital contribution	1,231,250	1,231	6,134	—	7,365	—	7,365
Net loss	—	—	—	(556)	(556)	—	(556)
Share-based compensation	—	—	(838)	—	(838)	—	(838)
Dividend distribution	—	—	—	(2,730)	(2,730)	—	(2,730)
As of December 31, 2023	303,907,223	303,907	54,479	161,991	520,377	—	520,377
Capital contribution	22,500	23	134	—	157	—	157
Net (loss)/income	—	—	—	(38,864)	(38,864)	17,640	(21,224)
Share-based compensation	—	—	(2,014)	—	(2,014)	—	(2,014)
Other contribution	—	—	2,946	—	2,946	—	2,946
As of December 31, 2024	303,929,723	303,930	55,545	123,127	482,602	17,640	500,242
Net (loss)/income	—	—	—	(29,787)	(29,787)	2,873	(26,914)
Share-based compensation	—	—	(345)	—	(345)	—	(345)
As of December 31, 2025	303,929,723	303,930	55,200	93,340	452,470	20,513	472,983

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$Note2
Cash Flows from Operating Activities
Net (loss)	(556)	(38,864)	(26,914)	(3,849)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Non-cash lease expenses	560	816	706	101
Depreciation and amortization	17,442	20,314	21,881	3,129
Provision for excess and obsolete inventories	803	1,201	2,058	294
Gain on disposal of property, plant and equipment and others	(21)	(94)	(15)	(2)
Share-based compensation	(838)	(2,014)	(345)	(49)
Deferred income taxes	(8,738)	(2,042)	(164)	(23)
Expected credit loss	(325)	7,388	(464)	(66)
Impairment of contract assets	(141)	338	1,093	156
Impairment of property, plant and equipment	—	620	—	—
Impairment of other non-current assets	—	121	(28)	(4)
Changes in operating assets and liabilities:
Notes receivable	1,342	(461)	208	30
Accounts receivable	9,016	(105,234)	41,509	5,936
Contract assets	2,814	(6,537)	(13,916)	(1,990)
Amounts due from related parties	26,023	(6,520)	5,594	800
Inventories, net	23,830	(5,448)	(2,396)	(343)
Installment receivables, net - current	(11,304)	(11,520)	6,640	950
Prepayments and other current assets	(3,330)	(10,919)	12,329	1,763
Non-current installment receivable	(2,752)	17,012	10,377	1,484
Other non-current assets	—	(4,225)	2,471	353
Notes payable	(3,900)	(3,749)	1,784	255
Accounts payable	(16,196)	34,236	(32,559)	(4,656)
Advance from customers	(2,403)	623	(768)	(110)
Income tax payable	(911)	2,814	(2,285)	(327)
Accrued expenses and other current liabilities	(1,787)	21,169	1,430	204
Amount due to related parties	10,386	27,713	25,376	3,629
Deferred revenue	3,286	(727)	(2,502)	(358)
Other non-current liabilities	—	736	(644)	(92)
Net Cash provided by/(used in) Operating Activities	42,300	(63,253)	50,456	7,215

JIANGSU YITONG HIGH-TECH CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$Note2
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(7,166)	(24,323)	(13,088)	(1,872)
Proceeds from disposal of property and equipment	14	608	135	19
Proceeds from investment income	—	473	—	—
Net cash paid for acquisition of subsidiary	—	(17,501)	—	—
Net Cash used in Investing Activities	(7,152)	(40,743)	(12,953)	(1,853)
Cash Flows from Financing Activities
Repayment of bank borrowing	—	—	(10,000)	(1,430)
Capital contribution	3,272	157	—	—
Dividend distribution	(2,730)	—	—	—
Net Cash provided by/(used in) Financing Activities	542	157	(10,000)	(1,430)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	767	546	(2,156)	(308)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	36,457	(103,293)	25,347	3,625
Cash, cash equivalents and restricted cash at beginning of the year	297,459	333,916	230,623	32,979
Cash, cash equivalents and restricted cash at end of the year	333,916	230,623	255,970	36,604
Reconciliation of cash and restricted cash
Cash and cash equivalents	331,532	229,364	252,717	36,138
Restricted cash	2,384	1,259	3,253	465
Total cash, cash equivalents and restricted cash	333,916	230,623	255,970	36,603
Supplemental disclosure of cash flow information
Interest paid	45	—	172	25
Income tax paid	2,377	1,766	4,029	576
Non-cash investing activities
Acquisition of intangible assets in amounts due to a related party	19,748	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jiangsu Yitong High-tech Co., Ltd (“the Company”, formerly known as Jiangsu Yitong Electronics Co., Ltd) is a company with limited liability incorporated under the laws of the People’s Republic of China (the “PRC” or the “China”) in November 1999.

The Company’s shares have been listed in Shenzhen Stock Exchange since May 2011 (“the Listing”).

On January 5, 2021, the controlling shareholder entered the agreement with Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership) (“Anhui Shunyuan”) to transfer 29.99% equity interest of the Company with an aggregate cash consideration of RMB959.7 million. Anhui Shunyuan is a subsidiary of Zepp Health Corporation (“Zepp”). In May 2022, Anhui Shunyuan acquired another 0.01% equity interest of the Company through Stock Exchange Trading System. After the transaction, Anhui Shunyuan accounted for 30.0% equity interest of the Company. As of December 31, 2024 and 2025, Anhui Shunyuan accounted for 29.88% equity interest of the Company, respectively.

The Company and its subsidiaries (together “the Group”) are primarily engaged in the business of developing, manufacturing and sells of cable television network equipment, providing services to intelligent video monitoring engineering and developing, designing and sells of chips and sensors, and sells of medical devices.

Zepp accounted for its investment in the Group using the equity method. As the Group is considered to be a significant equity method investee of Zepp for the fiscal year of 2024 and 2025, its financial statements are included as an exhibit to the Annual Report of Zepp on Form 20-F in accordance with Securities and Exchange Commission (“SEC”) Rule 3-09 of Regulation S-X.

As of December 31, 2025, details of the Group’s major subsidiaries were as follows:

		Date of
	Place of	Incorporation/	Percentage of
Name	incorporation	acquisition	ownership
Suzhou Yiyitong Electronic Information Technology Co., Ltd (“Suzhou Yiyitong”)	PRC	September 25, 2020	100%
Whale Microelectronics Co., Ltd (“Whale Microelectronics”)	PRC	February 7, 2021	100%
Hefei Yunxi Medical Equipment Co., Ltd (“Hefei Yunxi”)	PRC	December 31, 2024	51%

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Group and its wholly-owned subsidiaries. All transactions and balances between the Group and its subsidiaries have been eliminated upon consolidation.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, inventory valuation, useful lives of property and equipment and intangible assets, impairment of long-lived assets, purchase price allocations for business combination, uncertain tax position and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from a related party, installment payment receivables, notes payable, accounts payable, and amounts due to related parties. The carrying amounts of current portion of these financial instruments approximates their fair values due to the short-term maturities of these instruments.

The non-financial assets, such as property and equipment would be measured at FV as they were determined to be impaired.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with commercial banks with an original maturity of three months or less, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchases. The Group maintains all of the bank accounts in mainland China.

Restricted cash

Restricted cash consists of guarantee and deposits made to the bank for bank acceptance notes (or notes payable) issued by the Group. When the Group issues the bank acceptance notes, the banks require the Group to make a deposit for 30% of the face value of the bank acceptance notes issued as collateral. The deposits for unsettled bank acceptance notes were recorded as restricted cash in the consolidated balance sheets as of December 31, 2024 and 2025.

Accounts receivable

Accounts receivables represent those receivables derived in the ordinary course of business, net of allowance for doubtful accounts.

Allowance for doubtful accounts

The Group maintains an allowance for doubtful accounts for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves. The Group evaluates its receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit loss to reduce its receivables to the amount that it believes will be collected. The Group uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Group serves to monitor the Group’s receivables within the scope of expected credit losses model and use these as a basis to develop the Group’s expected loss estimates. As of December 31, 2024 and 2025, the Group had RMB8,945 and RMB7,998 allowance for doubtful account recorded in accounts receivable.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Inventories, net

Inventories of the Group consist of raw materials, finished goods, work in process and inventoried costs relating to long-term contracts. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to the Group by suppliers, and production of manufactured product for sale, such as include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down and writes off the value for estimated excess and obsolete inventory based upon the product life cycle.

Installment payment receivables, net

Installment receivables consist of receivables in relation to installment receivables resulting from engineering services provided by the Group. Installment receivables is recorded upon the revenue recognized and consists net of the unearned interest income and allowance for doubtful accounts. It is recognized as current or non-current assets in the balance sheets based on the remaining collection terms.

Property, plant and equipment, net

Property and equipment are carried at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

Estimated useful lives are as follows:

Building	5‑30 years
Machinery and equipment	1.75‑10 years
Vehicles	5 years
Office equipment	5 years

Intangible assets, net

Intangible assets purchased from third parties and related parties are initially recorded at cost and amortized on a straight-line basis over their estimated economic useful lives. Estimated useful lives are as follows:

Land use right	46‑50 years
Patent	10 years
Software	5‑10 years
Franchise	3‑5 years
Non-patent technology	5 years

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, any non-controlling interests of the acquiree as well as the contingent consideration at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combination. The Group’s goodwill at December 31, 2024 and 2025 was related to its acquisition of Hefei Yunxi in December 2024. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amount is not amortized but is tested for impairment annually or more frequently if events on changes in circumstance indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Revenue recognition

The Group’s revenues are derived principally from developing, manufacturing and sells of broadcasting and television equipment, providing services to intelligent video monitoring engineer, developing and sells of chips and sensors and sells of medical devices. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue recognition on product sales

For all products sales, the Group requires a contract or purchase order which quantifies pricing, quantity and product specifications. The Group’s sales arrangements generally do not contain variable considerations and are short-term in nature. The Group recognizes revenue at a point in time when the customer obtains control of the products. Revenue is recognized as performance obligation under the terms of a contract with the customer are satisfied and control of the product has been transferred to the customer. Sales of goods do not include multiple products and/or service elements.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition – Continued

Revenue from engineering services and others

The Group provides intelligent video monitoring engineering services to customers and revenue of engineering services is recognized over time by measuring the progress towards complete satisfaction of that performance obligation. The progress towards complete satisfaction of the performance obligation is measured based on the Group’s efforts or inputs to the satisfaction of the performance obligation, by reference to the contracts cost incurred up to the end of reporting period as a percentage of total estimated costs for each contract. The Group also generates other revenue from repairment and rental services, which are immaterial.

Cost of revenue

Cost of revenues consists primarily of material costs, salaries and benefits for staff engaged in production and engineering activities, depreciation and amortization, outsourced services and related expenses which are directly attributable to the production of products. The shipping and handling fees billed to the customers are presented as part of cost of revenues as well.

Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statement of operations as incurred.

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the consolidated statement of operations as incurred.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel, materials, office expenses, amortization and depreciation expenses associated with research and development activities.

Income taxes

Income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred tax assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Value added tax (“VAT”)

The Group’s PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Group on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Group is 2%, 5%, 6%, 9% and 13%. Gross sales or service price charged to customers is subject to output VAT at the rate and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Group’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of operations. All of the VAT returns filed by the Group’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Share-based payment

Share-based payment transactions with employees are measured based on the grant date value of the equity instrument. The Group that grants awards with graded, that is with multiple, vesting dates elect to recognize the awards on a straight-line basis as if it were several separate awards. The requisite service period is generally the vesting period of the award. The Group elects to recognize forfeitures then they occur.

Foreign currencies

The reporting currency of the Group is RMB. The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using the RMB, the local currency, as the functional currency.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from RMB into US$ as of and during the year ended December 31, 2025 is solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the rate as certified by the statistical release of the Federal Reserve Board of United States on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on December 31, 2025, or at any other rate.

Net loss per share

Basic net loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted income per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group had restricted shares which could potentially dilute basic income per ordinary share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the restricted shares is computed using the treasury stock method.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality.

The Group conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Concentration of credit risk – Continued

Major Customers

Accounts receivable concentration of credit risk is as below:

	As of December 31,
	2024		2025
	RMB		RMB
Company A	24,844	20.4%	13,194	16.3%
Company B	17,538	14.4%	13,098	16.2%
Company C	48,956	40.3%	10,300	12.7%
Company D	—	—	9,158	11.3%
Total	91,338	75.1%	45,750	56.5%

Amounts due from related parties’ concentration of credit risk is as below:

	As of December 31,
	2024		2025
	RMB		RMB
Company E	18,182	99.3%	12,651	99.4%

Revenue concentration of credit risk is as below:

	For the years ended December 31,
	2023		2024		2025
	RMB		RMB		RMB
Company E	89,235	49.7%	50,970	51.1%	116,368	61.8%

Major Suppliers

Accounts payable concentration of credit risk is as below:

	As of December 31,
	2024		2025
	RMB		RMB
Company F	—	—	2,558	15.5%
Company G	—	—	2,366	14.3%
Company H	—	—	2,015	12.2%
Company I	6,555	13.4%	21	0.1%
Company J	6,782	13.8%	—	—
Total	13,337	27.2%	6,960	42.1%

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Concentration of credit risk – Continued

Major Suppliers – continued

Amounts due to related parties, current and non-current concentration of credit risk is as below:

	As of December 31,
	2024		2025
	RMB		RMB
Company E	7,018	16.0%	39,348	56.7%
Company K	24,656	56.1%	20,948	30.2%
Company L	12,068	27.4%	8,777	12.7%
Total	43,742	99.5%	69,073	99.6%

Purchase concentration of credit risk is as below:

	For the years ended December 31,
	2023		2024		2025
	RMB		RMB		RMB
Company M	—	—	11,736	13.8%	30,839	13.3%
Company J	—	—	—	—	26,687	11.5%
Company N	—	—	—	—	26,589	11.4%
Company O	12,812	15.2%	5,531	6.5%	1,592	0.7%
Total	12,812	15.2%	17,267	20.3%	85,707	36.9%

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2024-03.

NOTE 3 — INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Raw materials	654	2,177
Work in progress	11,465	8,452
Finished goods	9,585	12,309
Inventoried costs relating to long-term contracts	1,322	1,244
Inventories, net	23,026	24,182

During the years ended December 31, 2023, 2024 and 2025, the Group recorded a provision for the excess and obsolete inventories amounting to RMB803, RMB1,201 and RMB2,058, respectively.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 4 — INSTALLMENT RECEIVABLES, NET

Installment receivables relating to the installment for engineering services consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Current portion of Installment receivables	36,218	29,578
Noncurrent installment receivables	24,443	14,066
Allowance for doubtful accounts	(5,085)	(5,589)
Total	55,576	38,055

As of December 31, 2025, the due date of installment receivables is as follows:

RMB
2026	30,309
2027	11,723
2028	4,808
2029	194
Total installment receivables	47,034
Less: Unrealized interest income	(3,390)
Installment receivables, gross	43,644
Less: Allowance for installment receivables	(5,589)
Installment receivables, net	38,055

NOTE 5 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Buildings	121,224	121,335
Machinery and equipment	157,901	161,735
Office equipment	6,688	6,795
Vehicles	6,102	3,747
	291,915	293,612
Less: accumulated depreciation and impairment	(217,745)	(219,957)
Property, plant and equipment, net	74,170	73,655

The Group has recorded depreciation expenses of RMB11,223, RMB9,362 and RMB6,393 during the years ended December 31, 2023, 2024 and 2025, respectively. Impairment of nil, RMB608 and nil was recorded during the years ended December 31, 2023, 2024 and 2025.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Land use right	14,599	14,599
Patent	4,584	4,584
Software	10,161	16,415
Franchise	31,428	34,490
Non-patent technology	20,700	20,700
	81,472	90,788
Less: accumulated amortization	(35,737)	(51,225)
Intangible assets, net	45,735	39,563

Amortization expenses for the intangible assets for the years ended December 31, 2023, 2024 and 2025, were RMB6,219, RMB10,952 and RMB15,488, respectively. Future amortization expenses relating to the existing intangible assets amounted to RMB14,705 for the next year, RMB8,849 for the second year, RMB5,924 for the third year, RMB1,372 for the fourth year, RMB748 for the fifth year and RMB7,965 thereafter.

NOTE 7 – GOODWILL

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	—	30,954
Additions to goodwill	30,954	—
Balance at end of the year	30,954	30,954

In addition, based on impairment assessment adopted as of December 31, 2025, no impairment has been noted.

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB
Accrued expenses	9,788	11,645
Accrued payroll and welfare	6,536	6,806
Payable for intangible assets	1,963	5,022
Payable for research development fee	3,224	2,956
Other payables	1,936	1,845
Other tax payables	2,608	1,432
Total	26,055	29,706

NOTE 9 — BANK BORROWING

In July 2023, Hefei Yunxi entered into a RMB10,000 three-year revolving facility agreement with Bank of China Hefei Branch. The facility is guaranteed by Hefei Yunxi’s non-controlling shareholders and collateralized by property owned by them. As of December 31, 2024, the total outstanding borrowing was RMB10,000, during which RMB1,103 are repayable within one year and are included in “Short-term bank borrowing” on the consolidated balance sheets. The borrowing was fully repaid as of December 31, 2025.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 10 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Group
Anhui Huami Information Technology Co., Ltd (“Anhui Huami”)	A company controlled by principal shareholder
Hefei Huami Microelectronics Co., Ltd (“Hefei Huami”)	A company controlled by principal shareholder
Mr. Tao Zhang	A person has a significant influence on subsidiary
Anhui Xikai Medical Technology Co., Ltd (“Anhui Xikai”)	A company controlled by Mr. Tao Zhang

Transactions with related parties

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sales to related parties
Anhui Huami	89,235	60,012	116,368
Anhui Xikai	—	—	650
Research development services provided by a related party
Anhui Huami (a)	10,460	6,815	14,784
Intangible assets purchased from a related party
Hefei Huami (b)	20,700	—	—

Balances with related parties

As of December 31, 2024 and 2025, the balances with related parties were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties
Anhui Huami	18,182	12,651
Others	136	73
Total	18,318	12,724
Amounts due to related parties, current and non-current
Anhui Huami (a)	7,018	39,348
Anhui Xikai (c)	24,656	20,948
Hefei Huami (b)	12,068	8,777
Others	245	290
Total	43,987	69,363

(a)	The amount due to Anhui Huami primarily represents the payable in relation to the research and development supporting services provided by Anhui Huami and sales rebate accrued for Anhui Huami.
(b)	The amount due to Hefei Huami primarily represents the payable in relation to the transfer of certain intangible assets from Hefei Huami for a total consideration of RMB21,942, including VAT, in which RMB7,680 and RMB3,291 were paid by the Group during 2024 and 2025, respectively.
(c)	The amount due to Anhui Xikai primarily represents the payable in relation to the expenses on behalf of the Group and goods purchased from Anhui Xikai.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 11 — REVENUE

Disaggregation of revenue

The following table summarized disaggregated revenue for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Category of Revenue
Revenue on product sales	128,517	65,714	162,982
Revenue from engineering services and others	50,929	33,979	25,236
	179,446	99,693	188,218

Contract balances

The following table provides information about receivables, contract assets, installment payment receivables and advance from customers from contracts with customers:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivables	121,488	80,926
Amounts due from a related party	18,182	12,651
Installment payment receivables, net, current portion	33,189	25,460
Contract assets	6,598	19,420
Noncurrent installment receivables	22,387	12,595
Advance from customers	3,998	3,230

The Group recognizes accounts receivable, contracts assets, amounts due from a related party, installment receivables in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Contract assets is unbilled amount related to the progress towards complete satisfaction under engineering services agreements. Payments received from customers are based on the payment terms established in its contracts. Such payments are initially recorded to advance from customers and are recognized into revenue as the Group satisfies its performance obligations. Substantially all of advance from customers will be recognized as revenue during the Group’s following fiscal year.

NOTE 12 — INCOME TAXES

The Group are subject to the 25% standard enterprise income tax rate except for the Group and Whale Microelectronics that qualify as a high and new technology enterprise (“HNTE”), which are subject to a tax rate of 15%. The Group began to qualify as HNTE in 2020 and renewed the HNTE certificate in November 2023. Accordingly, the Group was subject to a tax rate of 15% during the years ended December 31, 2023, 2024 and 2025. Whale Microelectronics qualified as a HNTE in November 2023 and is subject to a tax rate of 15% during the years ended December 31, 2023, 2024 and 2025.

The provision for income tax consisted of the following:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	2,275	190	2,001
Deferred income tax benefit	(8,738)	(2,042)	(164)
Income tax (benefit)/expenses	(6,463)	(1,852)	1,837

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 12 — INCOME TAXES - CONTINUED

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Net operating loss carry forwards	8,817	9,726
Impairment of assets	3,627	3,788
Accrued expenses	1,965	1,729
Installment receivables	763	508
Deferred revenue	549	174
Others	199	183
Total deferred tax assets	15,920	16,108
Less: valuation allowance	—	—
Deferred tax assets, net	15,920	16,108

Reconciliation between the tax expense computed by applying the PRC enterprise tax rate of 25% to loss before income tax and the actual tax expense were as follows:

	2023		2024		2025
	RMB		RMB		RMB
(Loss) before income tax	(7,019)		(40,716)		(25,077)
Tax (benefit) at income tax rate of 25%	(1,755)	25.0%	(10,179)	25.0%	(6,269)	25.0%
Effect of preferential tax rates	721	(10.3)%	4,058	(10.0)%	3,295	(13.1)%
Non-deductible expenses	(369)	5.3%	(53)	0.1%	645	(2.6)%
Additional deduction for R&D expenses	(4,795)	68.3%	(5,505)	13.5%	(1,075)	4.3%
Operating income offset loss carryforward	(265)	3.8%	9,827	(24.1)%	5,241	(20.9)%
Income tax (benefit)	(6,463)	92.1%	(1,852)	4.5%	1,837	(7.3)%

If the Group did not enjoy the tax holidays, tax expense would have decreased by RMB721, RMB4,058 and RMB3,295 for the year ended December 31, 2023, 2024 and 2025, respectively. The (decrease)/increase in basic and diluted net income per ordinary share would be RMB0.002, RMB0.013 and RMB0.011 for the year ended December 31, 2023, 2024 and 2025, respectively.

NOTE 13 — SHARE-BASED COMPENSATION

2021 Share Incentive Plan

In August 2021, the Group adopted the 2021 share incentive plan (the “2021 Plan”) that provides for grant of restricted shares to employees. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan is 4,243,750 shares. The 2021 Plan permits the awards of restricted shares. The restricted shares are not transferable and may not be sold or pledged and the holder has no voting or dividend right the non-vested shares. On February 28, 2022, the Group has amended the Plan so as to increase the number of shares to 220,000 in accordance with rules of the 2021 Plan.

During the years ended December 31, 2023, 2024 and 2025, the Group granted nil restricted shares to personnel under the 2021 Plan.

JIANGSU YITONG HIGH-TECH CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

NOTE 13 — SHARE-BASED COMPENSATION - CONTINUED

2022 Share Incentive Plan

On April 28, 2022, the Group adopted the 2022 share incentive plan (the “2022 Plan”). The maximum aggregate number of shares which may be issued pursuant to all awards under the 2022 Plan is 5,250,000 shares. The 2022 Plan permits the awards of restricted shares. For those awards, evaluations are made as of each reporting period to assess the likelihood of performance criteria being met. On November 24, 2022, the Group has amended the Plan so as to increase the number of shares to 150,000 in accordance with the rules of the 2022 Plan.

During the years ended December 31, 2023, 2024 and 2025, the Group granted nil restricted shares to personnel under the 2022 Plan.

A summary of the restricted shares activity during the year ended December 31, 2025 is presented below:

		Weighted average
		exercise price
	Number of shares	per share
	US$
Outstanding at January 1, 2025	762,500	0.96
Granted	—	—
Exercised	—	—
F Forfeited	(762,500)	—
Outstanding at December 31, 2025	—	—

Total share-based compensation recognized during the years ended December 31, 2023, 2024 and 2025 was as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Selling and marketing expenses	—	—	—
General and administrative	16	(703)	(331)
Research and development	(854)	(1,311)	(14)
Total share-based compensation expenses	(838)	(2,014)	(345)

NOTE 14 — ORDINARY SHARES

In 2024, the exercise of restricted share was 22,500 ordinary shares with the total amount of RMB157. As a result, the ordinary shares of the Group were 303,929,723 as of December 31, 2024 and 2025, respectively.

NOTE 15 — STATUTORY RESERVE

In accordance with the PRC Company Laws, the Group’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Group’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. During the years ended December 31, 2023, 2024 and 2025, the Group accrued an additional RMB1,396, nil and nil statutory reserve from the new appropriable profit earned by certain PRC entities.